Exhibit 99.1

Jeffs’ Brands Finalizes Android Version of AI-Based Pest Control App- Ready for Google Play Submission

Tel Aviv, Israel, April 03, 2025 (GLOBE NEWSWIRE) -- Jeffs' Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, announced today, that further to its previously announcement on March 27, 2025, its wholly-owned subsidiary, Fort Products Limited. (“Fort”), has completed the internal testing and fine tuning stage for its Android version of its AI-powered pest control mobile app. Fort is now preparing to submit the app to the Google Play Store for review and approval before it is made available to users.

This progress brings Fort closer to offering intelligent and accessible pest control solutions to a broader user base. The app utilizes artificial intelligence to assist users in identifying pests and provides treatment recommendations based on the pest type. Additionally, it offers curated product suggestions, including Fort’s proprietary pest control solutions.

The app underwent internal testing to ensure a seamless user experience and robust performance across various Android devices. Upon submission and approval from the Google Play Store, the app will be made available to users. Fort is continuing internal testing of the iOS version of the app, with plans to finalize and submit it to the Apple App Store following the completion of the Android rollout.

About Jeffs’ Brands Ltd

Jeffs' Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing the prospective submission of the pest control app to Google Play Store for review and approval, the belief that this progress brings Fort closer to offering intelligent and accessible pest control solutions to a broader user base, that upon submission and approval from the Google Play Store, the pest control app will be made available to users, and Fort’s plans to finalize and submit the pest control app to the Apple App Store. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty

Adi and Michal PR- IR

Investor Relations, Israel

michal@efraty.com